Exhibit (a) (1)

                                [DANA LETTERHEAD]

                                                July 22, 2003


Dear Fellow Shareholders:

     On July 9, 2003, ArvinMeritor, Inc. launched an unsolicited tender offer for all outstanding shares of Dana common stock at $15 per share, subject to the terms and conditions contained in ArvinMeritor's tender offer documents.

      After a thorough review process including consultation with our legal and financial advisors, your Board of Directors determined that ArvinMeritor's offer is a financially inadequate, high-risk proposal that is not in the best interests of Dana or its shareholders.


      YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU REJECT THE ARVINMERITOR OFFER AND NOT TENDER YOUR SHARES. I'D LIKE TO SHARE SOME OF THE BOARD'S REASONS WITH
    ---
YOU:

o ArvinMeritor's offer was inadequate, from a financial point of view, to holders of Dana common stock, as indicated in the opinions, dated July 21, 2003, that the Board of Directors received from its financial advisors, Credit Suisse First Boston LLC and Deutsche Bank Securities Inc.

o Dana's restructuring and transformation efforts are producing results. Management has reported these results to the Board, and both have reaffirmed their belief that the Company's ongoing strategy is a better way to enhance value for shareholders. Management and the Board also believe that Dana's strategy is meeting its targets to deliver improved financial performance for the remainder of 2003, 2004 and beyond - performance that they believe is not yet reflected in the current stock price.

o Dana has already achieved success in executing its restructuring plan as evidenced by improved earnings, the generation of $540 million in proceeds from asset sales, and the reduction of net debt by approximately $590 million over the past 18 months (excluding approximately $710 million in asset sales and $580 million in debt reduction attributable to Dana Credit Corporation's disposition activities over the same period of time).



o ArvinMeritor's proposed transaction raises serious antitrust issues and is very likely to attract intensive scrutiny from government antitrust authorities, which may result in litigation to block the offer. For example, Dana and ArvinMeritor are the only substantial North American producers of axles, driveshafts and foundation brakes for medium- and heavy-duty trucks, with combined market shares ranging from 80 percent to 100 percent. ArvinMeritor has not yet even begun the process of seeking antitrust clearance by making the required filing under the Hart-Scott-Rodino Act.





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o    Although ArvinMeritor would need to arrange substantial borrowings to consummate its offer, when confronted by securities regulators from the State of Ohio, ArvinMeritor stated that it has not entered into any commitments or agreements to obtain any such financing. Based on ArvinMeritor's public disclosures, the size of the required financing would result in ArvinMeritor having a pro forma debt-to-capital ratio of approximately 88%, which would be among the highest in the automotive supply industry.

o ArvinMeritor's offer is highly conditional, which creates significant uncertainty that the offer could ever be completed.

      Your Board and management are committed to increasing shareholder value through the continued execution of our business plan. We will not let ArvinMeritor's unsolicited, unfinanced, opportunistic and high-risk proposal distract us from our continued focus on Dana's ongoing aggressive cost-cutting initiatives, productivity improvements and customer relationship enhancements.

      The enclosed Schedule 14D-9 contains a detailed description of the reasons for your Board of Directors' recommendation and the factors considered by the Board. We urge you to read the Schedule 14D-9 carefully so that you will be fully informed before you make your decision.

      We greatly appreciate your continued support and encouragement. Thank you.

                                          Sincerely,

                                          /s/ Joseph M. Magliochetti

                                          Joseph M. Magliochetti
                                          Chairman and Chief Executive Officer